02022461

NITED STATES
ID EXCHANGE COMMISSION
ıington, D.C. 20549

Uf 4-26-02

AB

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 48509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

~~NAME OF BROKER-DEALER:~~

Trustfirst Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 S. Gay St, Ste. 1230
(No. and Street)

Knoxville, TN 37902
(City) (State) (Zip Code)

RECD S.E.C.
APR 22 2002
520

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Taylor 800-685-8628
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McKerley + Noonan PC
(Name — *if individual, state last, first, middle name*)

104 Woodmont Blvd., Ste. 410 Nashville, TN 37205
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TrustFirst Incorporated
505 South Gay Street - Suite 1230
Knoxville, TN 37902
865-524-4656
865-523-9616 fax

TrustFirst

April 11, 2002

Securities and Exchange Commission
Members' Reports Division
450 Fifth Street, NW
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
APR 22 2002
WASH, D.C. 155 SECTION

Re: BD 39057

Dear Sir or Madam:

Enclosed please find a corrected page 2 to our audited financial statements that were originally mailed to you on March 28, 2002.

If you have any questions, please call me at (865) 524-4656.

Sincerely,

Terri R. Webb

Terri R. Webb
Operations Manager

TRW/fhl

Enclosure

2 copies enclosed.

TRUSTFIRST, INC.

Consolidated Statement of Financial Condition
December 31, 2001

Assets

	2001
Current Assets	
Cash and Cash Equivalents	$ 157,961
Certificate of Deposit	60,773
Commissions Receivable	9,664
Prepaid Insurance	3,256
Deferred Tax Asset	48,212
Total Current Assets	279,866
Property, Plant and Equipment	
Furniture & Equipment	84,896
Accumulated Depreciation	(72,828)
Net Property, Plant & Equipment	12,068
Other Assets	
Other Receivable – Stockholder	3,872
Investments – At Cost	3,300
Intangible – Customer List	213,583
Total Other Assets	220,755
Total Assets	$ 512,689

Liabilities & Stockholders' Equity

Current Liabilities	
Accounts Payable and Accrued Wages	$ 16,156
Accrued Interest Payable	779
Pension Plan Payable	54,900
State Tax Payable	843
Total Current Liabilities	72,678
Long-Term Liabilities	
Notes Payable - Stockholder	10,500
Total Liabilities	83,178
Stockholders' Equity	
Capital Stock (no par value, 200,000 shares authorized, 100,000 shares issued and outstanding)	354,300
Paid in Capital	109,000
Retained Earnings (Deficit)	(33,789)
Total Stockholder's Equity	429,511
Total Liabilities & Stockholders' Equity	$ 512,689

See Notes to the Financial Statements